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                             September 4, 2020

       Patricia Moran
       Chief Legal Officer
       Vroom, Inc.
       1375 Broadway, Floor 11
       New York, NY 10018

                                                        Re: Vroom, Inc.
                                                            Draft Registration
Statement on Form S-1
                                                            Filed September 1,
2020
                                                            CIK No. 0001580864

       Dear Ms. Moran:

                                                        This is to advise you
that we do not intend to review your registration statement.

               We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Nicholas
Lamparski at (202) 551-4695 with any questions.




                             Sincerely,


                             Division of Corporation Finance

                             Office of Trade & Services
       cc:                                              Marc Jaffe